February 1, 2010

Securities and Exchange Commission

Attn.:	Jim B. Rosenberg,

Senior Assistant Chief Accountant

Mail Stop 4720

100 F. Street, N.E.

Washington, DC 20549-4720

Re:	Inspire Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 DEF 14A filed March 26, 2009
File No. 1-31577

Dear Mr. Rosenberg:

This letter is being sent by Inspire Pharmaceuticals, Inc. (“Inspire”) in response to the letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated December 10, 2009, relating to the above-referenced reports (collectively, the “Reports”). As requested, we have keyed our responses to the numbered questions as they appear in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Comments:

Patents and Proprietary Rights, page 14

1. Please expand your disclosure here to include how many patents to which you own the rights, identify which patents are related to which product families, the range of expiration dates of those patents, the jurisdiction of those patents, and to include the same details about any of your patents that are in-licensed.

Response: We would like to direct the Staff’s attention to several areas in the Form 10-K filing for fiscal year ended December 31, 2008 (“2008 Form 10-K”) that specifically provide the suggested information referred to in Question 1 above. In lieu of providing this information centrally in “Patents and Proprietary Rights” section on page 14 of the filing, we have disclosed this information in each of the sections that describe a product or product candidate in late-stage clinical development, as we believe it is helpful to the reader to receive this information in the context of the applicable product or the clinical program to which the applicable patents relate. In each of these sections, we provided information regarding related patents, including the period of commercial exclusivity as well as the type of patents

February 1, 2010

providing, or that are expected to provide, such protection. Please see the sections titled Products and Product Candidates in Clinical Development of Item 1 of the document. Specifically, we refer you to the following:

Page 2 – section titled “AzaSite”, the third paragraph states: “The manufacture and sale of AzaSite is protected in the United States under use and formulation patents that expire in March 2019.”

Page 2 – section titled “Elestat”, the third paragraph states: “On September 30, 2008, the U.S. Patent and Trademark Office, or USPTO, issued a method of treatment patent related to Elestat (the “Elestat Patent”) to an affiliate of Boehringer Ingelheim International GmbH, or Boehringer Ingelheim, the developer of the invention. Notwithstanding the fact that the Elestat Patent was issued by the USPTO, subject to applicable law, competitors are permitted to submit to the FDA an Abbreviated New Drug Application, or ANDA, or a 505(b)(2) application for a generic version of Elestat, due to the expiration of the marketing exclusivity period for Elestat provided under the Hatch-Waxman Act on October 15, 2008. We have been notified that Boehringer Ingelheim and Allergan received notices from four companies: Apotex, Inc., Cypress Pharmaceutical, Inc., Paddock Laboratories, Inc., and Sandoz Inc., advising that each company filed an ANDA for a generic version of Elestat. The date of submission of the first ANDA filing to the FDA Office of Generic Drugs was October 14, 2008, according to the FDA’s website (www.fda.gov). We have been further notified by Allergan that Boehringer Ingelheim has decided not to file infringement lawsuits against the ANDA filers. Boehringer Ingelheim is the owner of the Elestat Patent and we do not have a license to the Elestat Patent.”

Page 3 – section titled “Restasis”, the fourth paragraph states “The manufacture and sale of Restasis is protected in the United States under a use patent that expires in August 2009 and a formulation patent that expires in May 2014.”

Page 4 – section titled “Prolacria (diquafosol tetrasodium) for the treatment of dry eye disease”, the second paragraph specifically states: “The manufacture and sale of Prolacria is protected in the United States under drug substance and formulation patents that expire in July 2016 as well as under use patents that expire in February 2017, subject to any applicable patent restoration that may extend protection up to an additional five years from the date of expiration of the applicable patent, if any, for which restoration is sought.”

Page 5 – section titled “Denufosol tretrasodium for the treatment of cystic fibrosis”, the first paragraph states: “The manufacture and sale of denufosol tetrasodium is protected in the United States under patents that have claims to the drug substance, the formulation, and method of use that expire in February 2017, subject to any applicable patent restoration that may extend protection up to an additional five years

February 1, 2010

from the date of expiration of the applicable patent, if any, for which restoration is sought.”

As a result of the above disclosures regarding patents, we focused the discussion in the section titled “Patents and Proprietary Rights” on the Company’s overall strategy with regards to obtaining and maintaining patent protection. As with substantially all pharmaceutical and biotechnology companies, although the Company has secured many patents in the course of its research and development activities since its inception, a significant number relate to programs and/or product candidates that are no longer being actively developed and therefore have minimal to no impact on the current operations of the Company. As a result, we do not believe that a discussion regarding such patents would be helpful to a reader.

However, in addition to maintaining the disclosures identified above (with such changes, if any, as appropriate from time to time), based on our discussions with the Staff, we will include a centralized tabular presentation of the U.S. patent information in the section titled “Patents and Proprietary Rights” beginning with our Form 10-K filing for the fiscal year ended December 31, 2009. For the Form 10-K for the fiscal year ended December 31, 2009, we expect a table substantially as follows:

“Below is a summary of patent protection for our commercial products as well as product candidates which are in Phase 3 development.

PRODUCTS AND PRODUCT CANDIDATES	TYPES OF PATENTS IN U.S.	PATENT OWNER IN U.S.	RANGE OF U.S. PATENT EXPIRATION DATES

Products
AzaSite	Use and Formulation Patents	InSite Vision/ Pfizer [1]	November 2018 – March 2019

Elestat	None [2]	N/A	N/A

Restasis	Formulation	Allergan	May 2014

Product Candidates in Clinical Development

Denufosol tetrasodium	Drug substance, Formulation and Use	Inspire	February 2017[3]

Prolacria (diquafosol tetrasodium)	Drug substance, Formulation and Use	Inspire	July 2016 – February 2017[3]

(1)	In-licensed to Inspire.
(2)	See “Product – Elestat” for a discussion of the expiration of market exclusivity under the Hatch-Waxman Act.

February 1, 2010

(3)	Subject to any applicable patent restoration that may extend protection up to an additional five years from the date of expiration of the applicable patent, if any, for which restoration is sought.”

To date, we have not been involved in the sale and marketing of products, or the approval of product candidates, outside of North America. We seek patent protection for our proprietary technology and products in the United States and Canada and in key commercial European and Asia/Pacific countries and other major commercial sectors of the world, as we deem appropriate. In addition to centralized tabular U.S. patent information, we intend to include information regarding patent coverage outside of the United States in our 10-K for the fiscal year ended December 31, 2009, substantially as follows:

“We seek patent protection for our proprietary technology and products in the United States and Canada and in key commercial European and Asia/Pacific countries and other major commercial sectors of the world, as appropriate. We have in-licensed patents related to AzaSite in Canada, and have received patents related to denufosol tetrasodium and diquafosol tetrasodium in Canada, Europe, Australia, New Zealand and other Asia/Pacific countries. See under Collaborative Agreements “Allergan, Inc.-Restasis and Prolacria” and “Santen Pharmaceutical Co., Ltd.” for additional discussion of responsibilities for diquafosol tetrasodium development and potential commercialization outside of the United States.”

Properties, page 40

2. It appears that your lease agreement for your administrative and laboratory space in Durham, North Carolina is material; as such, please file this agreement as an exhibit.

Response: The Company is headquartered in Durham, North Carolina and all significant operating activities are at that location. The amended and restated lease agreements for our administrative and laboratory space in Durham, North Carolina were filed as exhibits to our 2008 Form10-K. We would like to direct the Staff’s attention to the Exhibit Index to our 2008 Form 10-K, which lists these agreements. Specifically, please see the following:

- Exhibit Number 10.38 - “Amended and Restated Lease Agreement, dated as of November 30, 2006, by and between Inspire Pharmaceuticals, Inc. and Royal Center IC, LLC with respect to certain premises located within the Royal Center I building at 4222 Emperor Blvd., Durham, North Carolina (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 6, 2006).”,

February 1, 2010

- Exhibit Number 10.39 - “Amended and Restated Lease Agreement, dated as of November 30, 2006, by and between Inspire Pharmaceuticals, Inc. and Royal Center IC, LLC with respect to certain premises located within the Royal Center II building at 4222 Emperor Blvd., Durham, North Carolina (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 6, 2006).”

Item 7. Management’s Discussion and analysis of Financial Condition and Results of Operation, Critical Accounting Policies and Estimates,

Revenue Recognition, page 47

3. We believe your disclosure related to your reserves for estimated rebates, discounts, chargebacks, product returns, and other sales incentives and your accrual for sales returns could be improved as follows:

a.	Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

Response: We would like to direct the Staff’s attention to Attachment A to this response letter, which is entitled “Product Revenues.” We propose to replace the discussion of “Product Revenues,” which was included as part of our disclosure of “Critical Accounting Policies and Estimates” in our MD&A on Page 47 of our 2008 Form10-K, with a new discussion of product revenues, substantially in the form included on Attachment A.

In the revised discussion of “Product Revenues” in Attachment A, we have provided a more detailed description of each accrual. We plan to provide the more detailed discussion of “Product Revenues,” beginning with our Form 10-K filing for the fiscal year ended December 31, 2009.

b.	In addition to levels of inventory in the distribution channel that you discuss, discuss other factors such as the estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products that you considered in estimating each accrual.

Response: We would like to direct the Staff’s attention to Page 48 of the 2008 Form 10-K in which we discuss these factors in determining our return allowance. Specifically, we stated “We also consider other factors that could impact sales returns of AzaSite. These factors include levels of inventory in the distribution channel, estimated remaining shelf life, price changes of competitive products, and current and

February 1, 2010

projected demand that could be impacted by introductions of generic products and introductions of competitive new products, among others.” In the proposed replacement language in Attachment A, we have disclosed these factors, as well as others in bullet point format under our discussion of “Product Returns.” In addition, we have expanded our discussion of quantitative and qualitative factors that we use in developing our estimates of rebates and chargebacks under the section titled “Rebates and Chargebacks.”

c.	To the extent that information you considered in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, e.g. end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, the total amount of product in sales dollars that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

Response: We direct the Staff’s attention in our response to Comment 3 (b) above and to Attachment A.

d.	Disclose a roll forward of each accrual for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

Response: We have disclosed a rollforward of the revenue reducing accruals as they relate to our gross sales of AzaSite (which was launched in the 2nd half of 2007) for fiscal years ended December 31, 2007 and 2008 per the 2008 Form 10-K. These rollforwards are disclosed in the Schedule of Valuation and Qualifying Accounts of Item 15 of the 2008 Form 10-K. The specific revenue reducing items as characterized in this schedule are labeled “Allowance for rebates, chargebacks and other sales incentives” and “Allowance for returns.” We propose to move these two categories out of this rollforward schedule and include them in Item 7 of our MD&A as part of our Product Revenue recognition discussion, which is a subpart of our discussion of “Critical Accounting Policies and Estimates.” A rollforward of the “Allowance for rebates, chargbacks and other sales incentives” will be broken down

February 1, 2010

into two rollforward categories “Rebates and Chargebacks” and “Discounts and Other Sales Incentives” as well as maintaining the current category of “Allowance for returns” with the additional rollforward activity detail as recommended above. Please see Attachment A for an example of this proposal. We plan to provide this information prospectively on an annual basis commencing with the Form 10-K filing for the fiscal year ended December 31, 2009, as applicable. We intend to reference these rollforwards included in MD&A on our “Schedule of Valuation and Qualifying Accounts.”

e.	In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Response: In addition to the proposed disclosures in Attachment A in response to Comments 3, (a), (b), (c) and (d) above, we have disclosed in previous filings and plan to continue to address in future applicable filings, significant changes to provisions and allowances for product returns, chargebacks, customer rebates and other discount and allowances that impacted revenue in period to period comparisons.

Referring to the 2008 Form 10-K, our discussion of revenues is segregated into our two types of revenue: Revenue from Product Sales, Net and revenues from “Product Co-Promotion.”

Revenues attributable to “Product Sales, Net” are solely derived from our sale of AzaSite which was launched in the second half of 2007. For the fiscal year period 2008 in comparison to 2007, the total amount of the revenue reducing items (product returns, chargebacks, customer rebates and other discounts and allowances) as a percentage of gross revenue did not fluctuate significantly as compared to the 2007 period. Nor did the mix of the individual components of the overall total of these revenue reducing items fluctuate significantly from period to period. As discussed above in Comment 3 (d), a rollforward of the reserves for rebates, chargebacks and other sales incentives as well as returns was provided in the Schedule of Valuation and Qualifying Accounts as part of Item 15 in Part IV of the 2008 Form 10-K. We would expect that as we continue to establish or amend relationships with commercial managed care organizations, state Medicaid agencies and Medicare managed care organizations regarding AzaSite, our rebates associated with these organizations will fluctuate to some degree. As appropriate prospectively, our discussion of the results of operations attributable to “Product Sales, Net” will include a discussion of any significant fluctuations in the revenue reducing items, either individually or in total, which impacted AzaSite revenues during the periods being compared.

February 1, 2010

Schedule 14A

2008 Annual Cash Bonuses, page 30

4. Please provide draft disclosure for your next proxy statement that expands your disclosure regarding individual performance goals to include the goals set for each named executive officer and how the extent of achievement of those goals will determine whether each named executive officer receives the target or maximum bonus, or some percentage thereof. Finally, please confirm that in your next proxy statement you will discuss the actual extent of achievement of those goals that led to the bonuses ultimately awarded.

Response: As disclosed in our 2009 proxy statement, annual cash bonuses relating to 2008 performance were determined by our Compensation Committee based on overall corporate performance, including achievement of corporate goals (all of which were disclosed), and on overall individual performance. Annual cash bonuses relating to 2009 performance were based primarily (i.e., approximately 80% of the bonus) on our 2009 corporate performance and to a significantly lesser degree (i.e., approximately 20% of the bonus) on individual performance. No individual executive performance goals were established by management or our Compensation Committee for evaluating individual 2009 performance. Consistent with past practices, the Compensation Committee made a subjective evaluation of the key accomplishments of each executive officer, their leadership in the company, and their contributions in assisting us in reaching our corporate goals.

As requested, Inspire confirms that in its next proxy statement it will discuss the actual extent of achievement of goals that lead to the bonuses ultimately awarded in accordance with applicable law.

Inspire acknowledges:

•	That we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	That the Staff’s comments or changes in disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

February 1, 2010

•	That we may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions regarding the Reports or this response letter to me at (919) 941-9777.

Sincerely,

/s/ Thomas R. Staab, II
Thomas R. Staab, II,
Chief Financial Officer and Treasurer

cc:	Christy L. Shaffer, Ph.D.
Joseph M. Spagnardi, Esq.
Terry L. Bowling
Edward P. Bromley III, Esq.

Attachment A

Product Revenues

We recognize revenue for sales of AzaSite when title and substantially all the risks and rewards of ownership have transferred to the customer, which generally occurs on the date of shipment, with the exception of transactions whereby product stocking incentives were offered approximately one month prior to the product’s August 13, 2007 launch. In the United States, we sell AzaSite to wholesalers and distributors, who, in turn, sell to pharmacies and federal, state and commercial health care organizations.

Sales deductions consist of statutory rebates to state Medicaid, Medicare and other government agencies, contractual rebates with commercial managed care organizations, wholesaler chargebacks, sales discounts (including trade discounts and distribution service fees), allowances for coupon and voucher programs and product returns. These deductions are recorded as reductions to revenue from AzaSite in the same period as the related sales with estimates of future utilization derived from historical experience adjusted to reflect known changes in the factors that impact such reserves.

We account for these sales deductions in accordance with the Financial Accounting Standards Board or FASB authoritative guidance on revenue recognition when consideration is given by a vendor to a customer as well as when the right of return exists.

We have the following significant categories of sales deductions, all of which involve estimates and judgments which we consider to be critical accounting estimates, and require us to use information from external sources:

Rebates and Chargebacks

Statutory rebates to state Medicaid agencies and Medicare and contractual rebates to commercial managed care organizations are based on statutory or negotiated discounts to the selling price. As it can take up to nine months or more for information on actual usage of AzaSite in managed care and Medicaid and other governmental programs as well as on the total discounts to be reimbursed to be received, we maintain reserves for amounts payable under these programs relating to AzaSite sales.

Chargebacks claimed by wholesalers are based on the differentials between product acquisition prices paid by wholesalers and lower government contract pricing paid by eligible customers covered under federally qualified programs.

The amount of the reserve for rebates and chargebacks is based on multiple qualitative and quantitative factors, including the historical and projected utilization levels, historical payment experience, changes in statutory laws and interpretations as well as contractual terms, product pricing (both normal selling prices and statutory or negotiated prices), changes in prescription demand patterns and utilization of our product through private or public benefit plans, and the levels of AzaSite inventory in both the wholesale and retail distribution channel. Other factors that we may consider, if determined relevant would include price changes from competitors and introductions of generics and/or competitive new products. We acquire prescription utilization data from a third-party supplier of market research data to the pharmaceutical industry. We apply these multiple factors, the quantitative historical data along with other qualitative aspects, such as management’s judgment regarding future utilization trends, to the respective period’s sales of AzaSite to determine the rebate accrual and related expense. We update our estimates and assumptions each period and record any necessary adjustments to our reserves. Settlements of rebates and chargebacks typically occur within nine months from point of sale. To the extent actual rebates and chargebacks differ from our estimates, additional reserves may be required or reserves may need to be reversed, either of which would impact current period product revenue. As of December 31, 2009 and 2008, reserves for rebates and chargebacks were $X.X million and $X.X million, respectively.

Discounts and Other Sales Incentives

Discounts and other sales incentives consist of the following:

•

Prompt pay discounts —Prompt payment discounts are offered to all wholesalers in return for payment within 30 days following the invoice date. We record sales of AzaSite net of the discount amount based on historical experience. We adjust the reserve at the end of each reporting period to approximate the percentage discount applicable to the outstanding gross accounts receivable balances.

•

Inventory Management Agreement (“IMA”) Fees —Per contractual agreements with our largest wholesalers (which collectively represented over XX% of 2009 AzaSite sales), we provide an IMA fee based on a percentage of their purchases of AzaSite. The IMA fee rates are set forth in the individual contracts. We track sales to each wholesaler every period and accrue a liability relating to the unpaid portion of these fees by applying the contractual rates to such sales.

•

Product coupons and vouchers —Product coupons and vouchers offer patients the ability to receive free or discounted product through their pharmacy or prescribing physician, to whom we provide an inventory of coupons or vouchers as applicable. We use a third-party administrator who invoices us on a periodic basis for the cost of coupons and vouchers redeemed in the period. We base our estimates on the historical coupon and voucher redemption rate of similar programs.

As of December 31, 2009 and 2008, reserves for discounts and other sales incentives were $X.X million and $X.X million, respectively.

Product Returns

At the time of sale of AzaSite, we record product returns allowances based on our estimate of the portion of sales that will be returned by our customers in the future. The return allowances are established in accordance with our return policy. Our return goods policy generally allows for returns of AzaSite within an 18-month period, from six months prior to the expiration date and up to 12 months following the expiration date, but may differ from customer to customer, depending on certain factors. Future estimated returns of AzaSite are based primarily on the return data for comparative products and our own historical experience with AzaSite. Historical returns data on AzaSite is analyzed on a specific production lot basis. In determining our return allowance we also consider other relevant factors, including:

•	Levels of inventory in the distribution channel and any significant changes to these levels

•	Estimated expiration date or remaining shelf life of inventory in the distribution channel

•	Current and projected demand of AzaSite that could be impacted by introductions of generic products and/or introductions of competitive new products; and

•	Competitive product recalls and/or discontinuances

Our estimates of the level of AzaSite inventory in the distribution channel is based on inventory data provided by wholesalers; and third-party prescription data. As of December 31, 2009 and 2008, reserves for returns of AzaSite were $X.X million and $X.X, respectively.

Immediately preceding the launch of AzaSite, we offered wholesalers stocking incentives that allowed for extended payment terms, product discounts, and guaranteed sale provisions (collectively, “special terms”). These special terms were only offered during a specified time period of approximately one month prior to the August 13, 2007 launch of AzaSite. Any sales of AzaSite made under these special term provisions were accounted for using a consignment model since substantially all the risks and rewards of ownership did not transfer upon shipment. Under the consignment model, we did not recognize revenue upon shipment of AzaSite purchased with the special terms, but recorded deferred revenue at gross invoice sales price, less all appropriate discounts and rebates, and accounted for AzaSite inventory held by the wholesalers as consignment inventory. We recognized the revenue from these sales with special terms at the earlier of when the inventory of AzaSite held by the wholesalers was sold through to the wholesalers’ customers or when such inventory of AzaSite was no longer subject to these special terms. At December 31, 2007, we had net deferred revenue of $371,000 related to sales of AzaSite considered consignment, which was fully recognized in the three months ended March 31, 2008. All sales subsequent to this specified “launch” time period include return rights and pricing that are customary in the industry, as discussed above.

The following table reflects the gross to net sales accruals and the balance in the related allowance accounts for the years ended December 31, 2009, 2008 and 2007.

Provisions
	Balance at Beginning of Year	Related to Current Period Sales	Related to Prior Period Sales	Credits/ Payments	Balance at End of Year
Year Ended December 31, 2009
Reserve for Rebates and Chargebacks	$—	$—	$—	$—	$—
Reserve for Discounts and Other Sales Incentives
Allowance for Returns

Total Sales Deductions Accruals	$—	$—	$—	$—	$—

Year Ended December 31, 2008
Reserve for Rebates and Chargebacks	$—	$—	$—	$—	$—
Reserve for Discounts and Other Sales Incentives
Allowance for Returns

Total Sales Deductions Accruals	$—	$—	$—	$—	$—

Year Ended December 31, 2007
Reserve for Rebates and Chargebacks	$—	$—	$—	$—	$—
Reserve for Discounts and Other Sales Incentives
Allowance for Returns

Total Sales Deductions Accruals	$—	$—	$—	$—	$—